UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2026

Leah Stearns
Chief Financial Officer
Copart, Inc.
14185 Dallas Parkway Suite 300
Dallas Texas 75254

Re: Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2025
File No. 000-23255

Dear Leah Stearns:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services